Exhibit 99.3

Schedule A – Additional Statements Required by Rule 17g-1(g)(1)

The below chart reflects the ratable allocation of the premium for the joint insured bond between Jefferies Credit Partners BDC Inc. and Senior Credit Investments, LLC (together, the “Funds”), which is based on the Funds’ net assets as of August 31, 2024. The premium on the joint insured bond has been paid through October 10, 2025.

FIDELITY BOND PREMIUM AMOUNT 2024

Fund Name	Net Assets as of August 31, 2024	Allocation	Fidelity Bond
Jefferies Credit Partners BDC Inc.	$237,647,611.00	69.49%	$10,969.00
Senior Credit Investments, LLC	104,351,173.00	30.51%	4,816.00
Total	$341,998,784.00	100.00%	$15,785.00